DATED 25 the day of April, 2012

CONSENT OF EXPERT

United States Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

Re: SilverCrest Mines Inc. – Form 40-F

I, Ting Lu, M.Sc., P.Eng., do hereby consent to the filing of the written disclosure regarding the technical report entitled the "Resource Estimate for the La Joya Property, Durango, Mexico, NI-43-101 Technical Report" prepared by P. James F. Barr, P. Geo., Lara Reggin, P.Geo. and Ting Lu, M.Sc., P.Eng., dated effective January 5, 2012, and of extracts from or a summary of the technical report and of certain mineral resource or reserve estimates and other information pertaining to the project, and the use of my name in the Annual Information Form and Annual Report on Form 40-F of SilverCrest Mines Inc. for the year ended December 31, 2011 and any amendments thereto.